Contact

www.linkedin.com/in/corey-staples-572b1b146 (LinkedIn)

Top Skills

Microsoft Office

Social Media

Leadership

Corey Staples

Inside Sales Specialist

Atlanta, Georgia, United States

Summary

Corey Staples is a former student-athlete at the University of Florida and Florida A&M University where she played for the women's basketball teams. She obtained her bachelor's in Telecommunications-News at the University of Florida and Masters in Sport Management at Florida A&M. She is currently working in Inside Sales at NCR.

Experience

NCR Corporation
Inside Sales Specialist
January 2022 - Present (9 months)
Atlanta, Georgia, United States

Atlanta Hawks
Youth Development Coach
December 2021 - Present (10 months)
Atlanta, Georgia, United States

S W I T C H
Co-Founder
February 2021 - Present (1 year 8 months)
Atlanta, Georgia, United States

Black News Channel, LLC
Sales Planner
January 2021 - December 2021 (1 year)

Education

University of Florida
Bachelor of Science - BS, Telecommunications · (2017 - 2019)

Florida Agricultural and Mechanical University

Master of Science - MS, Sport and Fitness Administration/
Management · (2019 - 2020)

Santa Fe College

Associate of Arts - AA, Broadcast Journalsim · (2015 - 2017)

Buford High School

High School Diploma · (2011 - 2015)

Florida Agricultural and Mechanical University

Master of Science - MS, Sport and Fitness Administration/Management